

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Jon Gloeckner
Senior Vice President, Treasurer & Financial Reporting
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, California 92612

      Re: Impac Mortgage Holdings, Inc.
          Form 10-K for the fiscal year ended December 31, 2021
          Filed March 11, 2022
          File No. 001-14100

Dear Mr. Gloeckner:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction